UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                 Amendment No. 1

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   WICKES INC.
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                  967 446 10 5

                                 (CUSIP Number)

      Bradco Supply Corporation                   Barry Segal
      13 Production Way                           c/o Bradco Supply Corporation
      P.O. Box 67                                 13 Production Way
      Avenel, New Jersey 07001                    P.O. Box 67
      Phone: (732) 382-3400                       Avenel, New Jersey 07001
                                                  Phone: (732) 382-3400

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                               - with a copy to -

                           Stanley U. North, III, Esq.
              Sills, Cummis, Radin, Tischman, Epstein & Gross, P.A.
                              One Riverfront Plaza
                            Newark, New Jersey 07102
                                 (973) 643-7000

                                November 1, 2002
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box.
|_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  967 446 10 5                                     Page 2 of 9
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Bradco Supply Corporation - EID #22-1805243
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                          (a)|X|
                                                                          (b)
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS *

           WC
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           New Jersey
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

        NUMBER OF                 24,000
         SHARES                   ----------------------------------------------
      BENEFICIALLY        8       SHARED VOTING POWER
        OWNED BY
    REPORTING PERSON              None
          WITH                    ----------------------------------------------
                          9       SOLE DISPOSITIVE POWER

                                  24,000
                                  ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  None
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           24,000
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                               |X|

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.29%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON *

           CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO.  967 446 10 5                                     Page 3 of 9
--------------------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Barry Segal - SS# ###-##-####
--------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                          (a)|X|
                                                                          (b)
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS *

           PF, AF
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States of America
--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

       NUMBER OF                  529,350
         SHARES                   ----------------------------------------------
      BENEFICIALLY        8       SHARED VOTING POWER
        OWNED BY
    REPORTING PERSON              None
          WITH                    ----------------------------------------------
                          9       SOLE DISPOSITIVE POWER

                                  529,350
                                  ----------------------------------------------
                          10      SHARED DISPOSITIVE POWER

                                  None
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           553,350
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN
           ROW (11) EXCLUDES CERTAIN SHARES *                               |_|

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.675%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON *

           IN
--------------------------------------------------------------------------------

                                  Schedule 13D

      Bradco Supply Corporation, a New Jersey corporation ("Bradco") and Barry Segal, an individual ("Segal" and together with Bradco, collectively the "Reporting Persons") hereby file this Amendment No. 1 to the Statement on
Schedule 13D which was filed on October 2, 2002 (the "Initial Schedule 13D"), with respect to their beneficial ownership of Common Stock, $.01 par value per share (the "Common Stock") of Wickes Inc.

Item 1. Security and Issuer

      This Schedule 13D relates to the Common Stock of Wickes Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company are located at 706 North Deerpath Drive, Vernon Hills, Illinois 60061.

Item 2. Identity and Background

      No change.


Item 3. Source and Amount of Funds or Other Consideration

      Item 3 is amended as follows:

      Since the filing of the Initial Schedule 13D, Mr. Segal has directly purchased and sold approximately 66,350 net shares of Common Stock on the open market for the aggregate net purchase price of approximately $21,259. An itemized breakdown of the daily transactions from September 30, 2002 through November 1, 2002 is more fully set forth in Item 5 below. The source of funds for the payment by Mr. Segal for such Common Stock was with borrowed funds obtained from his broker on a margin basis and personal funds. These borrowed funds are secured by the securities held by such broker on Mr. Segal's behalf. Mr. Segal is also custodian for 2,500 shares of Common Stock purchased in May, 2002 at an aggregate price of $3,690.00 which are held in custody for Mr. Segal's son, Martin Segal.

Item 4. Purpose of Transaction

      Bradco and the Company are participants in the same industry. As a significant shareholder in the Company, it is possible that discussions with the Company might occur which could lead to mutually beneficial joint opportunities between Bradco and the Company. Through November 1, 2002 such discussions have not taken place and Mr. Segal now intends to ask the Company management to elect Mr. Segal to the Company's Board of Directors so that such joint opportunities can be identified.

      Subject to all applicable legal requirements and the factors referred to below, the Reporting Persons presently intend to purchase from time to time in the open market or privately negotiated transactions additional shares of Common Stock. In determining whether to purchase additional shares of Common Stock, the Reporting Persons intend to consider various factors, including the Company's financial condition, business and prospects, other developments concerning the Company, the reaction of the Company to the Reporting Persons' ownership of shares of Common Stock, price levels of Common Stock, other business opportunities available to the Reporting Persons, and other general economic, monetary and stock market conditions. In addition, depending upon, among other things, the matters referred to above, the Reporting Persons may determine to dispose of all or a portion of their shares of Common Stock.

      Upon consummation of the transactions contemplated, the shares of Common Stock would continue to be authorized to be traded on NASDAQ, and the shares of Common Stock would continue to be registered under the Securities Exchange Act of 1934.

      Other than as indicated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following (although the Reporting Persons reserve the right to develop such plans or proposals): (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company, or any of its subsidiaries; (ii) a sale or transfer of a material amount of assets of Company or any of its subsidiaries; (iii) any material change in the present capitalization or dividend policy of the Company; (iv) any other material change in the Company's business or corporate structure; (v) any other material changes in the Company's charter or bylaws or other actions which may impede the acquisition of the control of the Company by any persons; (vi) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association; (vii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act; or (viii) any actions similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

      (a) Mr. Segal is the direct beneficial owner of 529,350 shares of Common Stock, representing approximately 6.386% of the outstanding Common Stock (based on the 8,288,845 shares of Common Stock of the Company reported to be outstanding in the Company's most recent Quarterly Report on Form 10-Q). In addition, by virtue of his position as custodian for his son, Martin Segal, he may be deemed to be the indirect beneficial owner of another 2,500 shares of Common Stock. Further, by virtue of his position as a majority shareholder of Bradco and Bradco's chief executive officer, Mr. Segal may be deemed to be the indirect beneficial owner of the 24,000 shares of Common Stock owned by Bradco, representing approximately 0.29% of the outstanding Common Stock of the Company. Therefore, Segal may be deemed the beneficial owner of 553,350 shares of Common Stock representing approximately 6.675% of the outstanding Common Stock of the Company.

      (b) Mr. Segal has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock owned by him and of the stock held for his son, Martin Segal. Bradco has the sole power to vote or direct the vote and the sole power to dispose of, or to direct the disposition of, the shares of Common Stock owned by it.

      (c) Within the last 60 days, the following purchases and sales of Common Stock of the Company have been effected on the open market by Mr. Segal.

I.    Segal: Individual Retirement Account

Trade Type       Quantity         Date       Price          Total
----------       --------         ----       -----          -----
Purchased         3,500         9/30/02      $0.28      $  980.00
Purchased         3,000         9/30/02      $0.29      $  870.00
Purchased           500         9/30/02      $0.30      $  150.00
Purchased         1,500         10/1/02      $0.46      $  690.00
Purchased           500         10/1/02      $0.48      $  240.00
Purchased         2,000         10/2/02      $0.43      $  860.00
Purchased        10,000         10/3/02      $0.40      $4,000.00
Purchased         1,500         10/4/02      $0.44      $  660.00
Purchased         9,100         10/7/02      $0.40      $3,640.00
Purchased         3,000         10/9/02      $0.34      $1,020.00
Purchased         5,000         10/9/02      $0.32      $1,600.00
Purchased         1,000        10/11/02      $0.33      $  330.00
Purchased         2,400        10/14/02      $0.36      $  864.00
Purchased         2,000        10/16/02      $0.36      $  720.00

Trade Type       Quantity         Date       Price          Total
----------       --------         ----       -----          -----
Purchased         4,000        10/18/02      $0.42      $1,680.00
Purchased         2,000        10/21/02      $0.50      $1,000.00
Purchased         1,000        10/21/02      $0.42      $  420.00
Purchased         2,000        10/22/02      $0.48      $  960.00
Purchased         2,000        10/22/02      $0.46      $  920.00
Purchased         4,000        10/23/02      $0.44      $1,760.00
Purchased           400        10/23/02      $0.43      $  172.00
Purchased         3,000        10/25/02      $0.44      $1,320.00
Purchased         3,600        10/25/02      $0.43      $1,548.00
Purchased         5,000        10/28/02      $0.42      $2,000.00
Purchased         4,000        10/30/02      $0.42      $1,680.00
Sold             (7,150)       10/30/02      $0.50     ($3,575.00)
Sold             (6,000)       10/31/02      $0.56     ($3,360.00)
Sold             (6,000)        11/1/02      $0.64     ($3,840.00)

II. Segal: Regular Account

Trade Type       Quantity         Date       Price          Total
----------       --------         ----       -----          -----
Purchased         4,000         9/30/02      $0.30      $1,200.00
Purchased        12,000         9/30/02      $0.31      $3,720.00
Sold             (5,000)       10/11/02      $0.42     ($2,100.00)
Purchased           500        10/18/02      $0.41      $  205.00
Purchased         1,500        10/18/02      $0.42      $  603.00
Purchased           500        10/18/02      $0.43      $  215.00
Sold             (4,000)       10/30/02      $0.48     ($1,920.00)


Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

        ---------------------------

      None of the Reporting Persons (or other persons listed in Item 2 of the Initial Schedule 13D) have entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with such persons and any person with respect to any securities of Company including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to be Filed as Exhibits

      Exhibit A - Joint Filing Statement

      Schedule A - Executive Officers and Directors of Bradco Supply Corporation [incorporated by reference to the Initial Schedule 13D].

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 1, 2002


                                            BRADCO SUPPLY CORPORATION

                                            By: /s/ Barry Segal
                                                ----------------------------
                                            Name: Barry Segal
                                            Title:   Chief Executive Officer

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of November 1, 2002


                                            /s/ Barry Segal
                                            ----------------------------
                                            Name: Barry Segal

                       EXHIBIT A - JOINT FILING AGREEMENT

      In accordance with Rule 13D-1(f) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Wickes Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of November 1, 2002.

                                            BRADCO SUPPLY CORPORATION


                                            By: /s/ Barry Segal
                                                ----------------------------
                                            Name: Barry Segal
                                            Title: Chief Executive Officer


                                            /s/ Barry Segal
                                            ----------------------------
                                            Name: Barry Segal